Exhibit 99.1

JA Solar Regains Compliance With NASDAQ Minimum Bid Price Rule

SHANGHAI, China, Dec. 31, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has received a letter dated December 27, 2012 from NASDAQ Stock Market LLC (“NASDAQ”) notifying the Company that it has regained compliance with the minimum bid price of $1.00 per share requirement for continued listing set forth in NASDAQ Listing Rule 5450(a)(1) (the “Listing Rule”).

On October 11, 2012, NASDAQ notified the Company that, based upon the closing bid price of the Company’s American Depositary Shares (“ADS”) for 30 consecutive business days, the Company no longer met the $1.00 per share minimum bid price requirement set forth in the Listing Rule. The Company was provided with a period of 180 calendar days, or until April 9, 2013, to regain compliance.

In the December 27, 2012 letter, NASDAQ informed the Company that it had determined that for the previous 10 consecutive business days, from December 10, 2012 to December 26, 2012, the closing bid price of the Company’s ADSs had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Listing Rule.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT: In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com